UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Triple Crown Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89675K 10 2

(CUSIP Number)

Mark E. Meikle

546 East Main Street

Lexington, KY 40508

(859) 226-4376

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Mack Robinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 230,459
8. Shared Voting Power 345,132
9. Sole Dispositive Power 230,459
10. Shared Dispositive Power 345,132

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,777
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harriett J. Robinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 185,645
8. Shared Voting Power 0
9. Sole Dispositive Power 185,645
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harriett J. Robinson as trustee for children
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 114,472
8. Shared Voting Power 0
9. Sole Dispositive Power 114,472
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 114,472
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Delta Fire and Casualty Insurance 58-0953873
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization GA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 8,976
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,976
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.17%
14.	Type of Reporting Person (See Instructions) IC

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Delta Life Insurance 58-0838961
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization GA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 20,537
9. Sole Dispositive Power 0
10. Shared Dispositive Power 20,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.39%
14.	Type of Reporting Person (See Instructions) IC

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bankers Fidelity Life Ins. Co. 58-0658963
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization GA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 24,376
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,376

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,376
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.46%
14.	Type of Reporting Person (See Instructions) IC

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Georgia Casualty & Surety Co. 58-0537066
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization GA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 17,156
9. Sole Dispositive Power 0
10. Shared Dispositive Power 17,156

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.33%
14.	Type of Reporting Person (See Instructions) IC

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Association Casualty Ins. Co. 74-1958653
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 8,200
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.16%
14.	Type of Reporting Person (See Instructions) IC

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Southern Ins. Co. 58-6016195
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization KS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IC

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gulf Capital Services, LLLP 58-1709211
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization GA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 29,877
9. Sole Dispositive Power 0
10. Shared Dispositive Power 29,877

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.57%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No.    89675K 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JMR Foundation 58-1758256
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization GA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 551
9. Sole Dispositive Power 0
10. Shared Dispositive Power 551

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person (See Instructions) OO

Item 1 — Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share of Triple Crown Media, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 546 East Main Street, Lexington, Kentucky 40508.

Item 2 — Identity and Background

This Statement is filed by J. Mack Robinson, Harriett J. Robinson, Harriett J. Robinson, as trustee for children, Delta Fire and Casualty Insurance, Delta Life Insurance, Bankers Fidelity Life Ins. Co., Georgia Casualty & Surety Co., Association Casualty Ins. Co., American Southern Ins. Co., Gulf Capital Services, LLLP and JMR Foundation. Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The address for the Reporting Persons is c/o Triple Crown Media, Inc., 546 East Main Street, Lexington, Kentucky 40508.

J. Mack Robinson is Chairman and Chief Executive Officer of Gray Television, Inc., 4370 Peachtree Road, N.E., Atlanta, Georgia 30319. Mr. Robinson is a United States Citizen.

Harriett J. Robinson is a United States Citizen and the spouse of J. Mack Robinson.

Delta Fire and Casualty Insurance is a Georgia corporation. Mr. Robinson is the President and Chairman of the Board of Directors of Delta Fire and Casualty Insurance.

Delta Life Insurance is a Georgia corporation. Mr. Robinson is the President and Chairman of the Board of Directors of Delta Life Insurance.

Bankers Fidelity Life Ins. Co. is a Georgia corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.

Georgia Casualty & Surety Co. is a Georgia corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.

Association Casualty Ins. Co. is a Georgia corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.

American Southern Ins. Co. is a Kansas corporation and wholly owned subsidiary of Atlantic American Corp. Mr. Robinson is the Chairman of Atlantic American Corp.

Gulf Capital Services, LLLP is a Georgia limited partnership. Mr. Robinson is the general partner of Gulf Capital Services, LLLP.

JMR Foundation is a trust formed under the laws of the State of Georgia. Mr. Robinson is the trustee of the JMR Foundation.

During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by any other Reporting Person.

Item 3 — Source and Amount of Funds or Other Consideration

Other than as disclosed in this Item 3, the shares of common stock of the Issuer were not acquired by the Reporting Persons by purchase but rather a portion of such shares of common stock were acquired in the distribution of shares of the Issuer in the spin-off of the Issuer from Gray Television, Inc. and the remainder of the shares of the Issuer were acquired by the Reporting Persons upon the exchange of Bull Run Corporation common stock, Bull Run Corporation Series F preferred stock and certain accrued and unpaid dividends thereon upon the merger of Bull Run Corporation with and into a wholly-owned subsidiary of the Issuer.

On January 6, 2006, Mr. Robinson purchased 20,000 shares of common stock of the Issuer for $6.145 per share with his personal funds. On January 6, 2006, Gulf Capital Services, LLLP purchased 21,200 shares of common stock of the Issuer for $6.14 per share with the partnership’s working capital. The purchases were made in ordinary brokerage transactions.

Item 4 — Purpose of Transaction

See Item 3. In addition, Hilton H. Howell, Jr., a director of the Issuer is Mr. Robinson’s son-in-law. There are no agreements or understandings between any of the Reporting Persons and Mr. Howell with respect to acquiring, holding, voting or disposing of equity securities of the Issuer. In addition, there is no agreement or understanding between any of the Reporting Persons and the Issuer with respect to the election of Mr. Howell to the Board of Directors of the Issuer. Mr. Howell was elected to the Board of Directors on December 30, 2005 by the sole director of the Issuer following the consummation of the spin-off and the merger.

None of the Reporting Persons has any current plans that may relate or result in (i) acquisition or disposition by any person of shares of common stock of the Issuer, (ii) an extraordinary corporate transaction, (iii) sale or transfer of a material amount of assets, (iv) any change in the board of directors, (v) any material change in the capitalization or dividend policy, (vi) any material change in the corporate structure of the Issuer, (vii) changes in the Issuer’s charter, bylaws or instrument which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities to be delisted, or (ix) a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) or (x) any action similar to above.

Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of common stock of the Issuer or to dispose of all or a portion of his, her or its holdings of common stock of the Issuer or change his, her or its intention with respect to any and all of the matters referred to in this Item 4.

Item 5 — Interest in Securities of the Issuer

(a)-(b) The aggregate percentage of shares reported as owned by each Reporting Person is based upon 5,249,109 shares outstanding as of October 31, 2007. The ownership by the Reporting Persons of shares of common stock of the Issuer and the percentage of the outstanding shares of common stock represented thereby is as follows:

	Number of Shares		Percentage of Common
	Beneficially Owned		Stock Outstanding
J. Mack Robinson	530,777	(1)	10.1%
Harriett J. Robinson	185,645	(2)	3.5%
Harriett J. Robinson as trustee for children	114,472	(2)	2.2%
Delta Fire and Casualty Insurance	8,976	(3)	0.17%
Delta Life Insurance	20,537	(3)	0.39%
Bankers Fidelity Life Ins. Co.	24,376	(3)	0.46%
Georgia Casualty & Surety Co.	17,156	(3)	0.33%
Association Casualty Ins. Co.	8,200	(3)	0.16%
American Southern Ins. Co.	5,000	(3)	0.1%
Gulf Capital Services, Ltd.	29,877	(3)	0.57%
JMR Foundation	551	(3)	0.01%

(1)	J. Mack Robinson has the sole power to vote or to direct the vote of 230,459 shares of common stock of the Issuer. Mr. Robinson has the shared power to vote or to direct the vote of 345,132 shares of common stock of the Issuer. Mr. Robinson has the sole power to dispose or direct the disposition of 230,459 shares of common stock of the Issuer. Mr. Robinson has the shared power to dispose or to direct the disposition of 345,132 shares of common stock of the Issuer.

(2)	Harriett J. Robinson has the sole power to vote or to direct the vote of 185,645 shares of common stock of the Issuer. Mrs. Robinson has the shared power to vote or to direct the vote of none of the shares of common stock of the Issuer. Mrs. Robinson has the sole power to dispose or direct the disposition of 185,645 shares of common stock of the Issuer. Mrs. Robinson has the shared power to dispose or to direct the disposition of none of the shares of common stock of the Issuer.

(3)	The Reporting Person has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all of such shares.

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

Items 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7 — Materials to Be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement, dated January 18, 2006.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 10, 2007	/s/ J. Mack Robinson
J. Mack Robinson

/s/ Harriett J. Robinson
Harriett J. Robinson

/s/ Harriett J. Robinson, as trustee
Harriett J. Robinson as trustee for children

DELTA FIRE AND CASUALTY INSURANCE

By:	/s/ J. Mack Robinson
Name: J. Mack Robinson Title: Pres.

DELTA LIFE INSURANCE

By:	/s/ J. Mack Robinson
Name: J. Mack Robinson Title: Pres.

BANKERS FIDELITY LIFE INS. CO.

By:	/s/ Hilton H. Howell
Name: Hilton H. Howell Title: Vice Chairman

GEORGIA CASUALTY & SURETY CO.

By:	/s/ Hilton H. Howell
Name: Hilton H. Howell Title: President

ASSOCIATION CASUALTY INS. CO.

By:	/s/ Hilton H. Howell
Name: Hilton H. Howell Title: Chairman

AMERICAN SOUTHERN INS. CO.

By:	/s/ Hilton H. Howell
Name: Hilton H. Howell Title: Director

GULF CAPITAL SERVICES, LTD.

By:	/s/ J. Mack Robinson
Name: J. Mack Robinson Title: Pres.

JMR FOUNDATION

By:	/s/ J. Mack Robinson
Name: J. Mack Robinson Title: Trustee